082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2009 JAN -6 A 8:29

Santos

09045029

Facsimile

To:	SEC	Fax:	0 0011 1 202 772 9207
From:	Christine Manuel	Return Fax:	61 8 8116 5623
Date:	30/12/2008 7:05:38 PM	No of pages:	19 (Incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Attached is an Appendix 3B issue of shares notification and 6 x Appendix 3Y Change of Director's Interest Notices.

Securities Exchange Commision Ref: #82-34
NASDAQ: STOSY
ASX: STO

SUPPL

PROCESSED
JAN 1 2 2009 E
THOMSON REUTERS

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**10,824**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Issue of ordinary shares for the purposes of Santos Limited Non-Executive Director Share Plan. Shares are restricted until the earlier of: (a) the date on which the participating non-executive director ceases to be a director of the company; (b) 10 years from the allocation date (or such other period as the Board may prospectively determine may apply); or (c) approval at the Board's discretion if, after the second anniversary of the allocation date, an application is made by a participating director to the Board for the cessation of restrictions due to exceptional grounds.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

5	Issue price or consideration	**$14.1676 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares to directors participating in the Non-Executive Director Share Plan pursuant to the terms of the Plan and in accordance with prior elections made by participating directors.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**30 December 2008**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
584,228,776	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,366,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,140,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
162,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 December 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	7 October 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 December 2008
No. of securities held prior to change	10,915 fully paid ordinary shares (NED Share Plan) 181 fully paid ordinary shares (direct interest) 31,306 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	2,770
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	*$14.1676 per share*

No. of securities held after change	13,685 fully paid ordinary shares (NED Share Plan) 181 fully paid ordinary shares (direct interest) 31,306 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	7 October 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 December 2008
No. of securities held prior to change	4,312 fully paid ordinary shares (NED Share Plan) 23 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	3.105
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.1676 per share

No. of securities held after change	7,417 fully paid ordinary shares (NED Share Plan) 23 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	7 October 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 December 2008
No. of securities held prior to change	2,978 fully paid ordinary shares (NED Share Plan) 3,083 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	807
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.1676 per share

No. of securities held after change	3,785 fully paid ordinary shares (NED Share Plan) 3,083 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 October 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 December 2008
No. of securities held prior to change	5,297 fully paid ordinary shares (NED Share Plan) 97 full paid ordinary shares (direct interest) 47,819 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	1,151
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$14.1676 per share

No. of securities held after change	6,448 fully paid ordinary shares (NED Share Plan) 97 fully paid ordinary shares (direct interest) 47,819 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	7 October 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 December 2008
No. of securities held prior to change	1,388 fully paid ordinary shares (NED Share Plan) 24 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	345
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.1676 per share

No. of securities held after change	1,733 fully paid ordinary shares (NED Share Plan) 24 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	24 October 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 December 2008
No. of securities held prior to change	5,000 fully paid ordinary shares 12,489 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Class	Fully paid ordinary shares.
Number acquired	2,646
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.1676 per share

No. of securities held after change	15,135 fully paid ordinary shares (NED Share Plan) 5,000 fully paid ordinary shares 195 Franked Unsecured Equity Listed Securities (FUELS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

17 December 2008

Appointment of Deputy Chairman

The Board of Santos Limited is pleased to advise that Peter Coates has been appointed Deputy Chairman of the Company.

Santos' Chairman, Stephen Gerlach, said the appointment of Mr Coates to this role was part of the Company's Board renewal process.

"Mr Coates has brought a wealth of international corporate and commercial experience to the Santos Board and I look forward to working closer with him in the future," Mr Gerlach said.

Mr Coates has been a Director of Santos since 18 March 2008. He is Chairman of Xstrata Australia and former Chief Executive Officer of Xstrata Coal, Xstrata Plc's global coal business. Mr Coates is also the Chairman of Minara Resources Limited.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

22 December 2008

Bechtel appointed downstream FEED contractor for GLNG

Santos and Petronas today announced the appointment of Bechtel, a world leader in the construction of LNG plants, as the Front End Engineering Design (FEED) contractor for the downstream components of Gladstone LNG™ (GLNG™).

The GLNG™ project involves the construction of an initial nominal 3.5 million tonne per annum LNG liquefaction plant utilising the ConocoPhillips Optimized Cascade® Process on Curtis Island in Gladstone Harbour, with gas supply from the Santos/Petronas coal seam gas fields in South East Queensland.

Bechtel's appointment follows a competitive 6-month dual pre-FEED process. The FEED contract value is approximately US$40 million and covers FEED on the liquefaction plant and associated infrastructure on Curtis Island. FEED will formally commence early in the New Year.

A final investment decision is expected in the first half of 2010. The project remains on schedule for first shipments of gas in 2014.

Santos' Chief Executive Officer David Knox said the appointment of the FEED contractor was an important step for GLNG.

"GLNG will make Queensland home to the world's first coal seam gas to LNG project," Mr Knox said. "Today's announcement is a critical step towards making the vision of a globally-significant Queensland LNG industry a reality."

"GLNG has chosen a proven liquefaction technology and a contractor with a track record of building LNG plants in Australia and around the world."

"The combination of Santos, Petronas and Bechtel means our project is in safe and capable hands."

Over the next year, as part of FEED, GLNG will be progressing the engineering design to ensure construction can commence as scheduled in 2010.

Santos ASX/Media Release

Santos previously estimated total project costs at A$7.7 billion, based on 2007 dollars and prevailing economic conditions, including industry costs and exchange rates. The FEED studies commencing in 2009 will re-estimate these costs based on prevailing economic conditions, industry cost trends, regulatory requirements and an enhanced understanding of the integrated project scope.

Bechtel is one of the world's largest engineering and construction contractors. It has built 9 LNG trains internationally using the ConocoPhillips Optimized Cascade® Process, including the successful Darwin LNG project.

Bechtel has extensive Eastern Australian construction experience including the Yarwun alumina refinery in Gladstone.

About Santos

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyzstan and Egypt. Santos is Australia's largest domestic gas producer, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers. Through its interest in the Darwin LNG project, Santos is a producer of liquefied natural gas which is exported to customers in Japan. Santos is developing a major LNG plant at Gladstone in Queensland and is a partner in the PNG LNG project. The Cooper Basin, which Santos and its joint venture partners have developed, is Australia's largest onshore resources project. Santos has more than 1,750 employees and produced 59.1 million barrels of oil equivalent in 2007. Santos has the largest Australian exploration portfolio by area of any company - 192,000 square kilometres - and is pursuing new venture opportunities with a focus on Asia.

About Petronas

Petronas is the acronym for Petroliam Nasional Berhad, a leading oil and gas multinational which was incorporated on 17 August 1974. Over the years, Petronas has grown to become a fully-integrated oil and gas corporation and is ranked among FORTUNE Global 500's largest corporations in the world. Petronas has four subsidiaries listed on the Bursa Malaysia (Kuala Lumpur Stock Exchange) and has projects and operations globally in more than 30 countries worldwide. Since its inception, Petronas has grown to encompass the full spectrum of oil and gas operations in the areas of upstream oil and gas exploration and production to downstream oil refining; marketing and distribution of petroleum products; trading; gas processing and liquefaction; gas transmission pipeline network operations; marketing of LNG; petrochemical manufacturing and marketing; shipping; and property investment. In Australia, Petronas has a 16.7% interest in pipeline operator APA Group, and a 25% shareholding in the Evans Shoal gas field, 300km northwest of Darwin, in which Santos is the operator with a 40% interest. Petronas is rated A1 by Moody's and A- by Standard & Poor's.

In May this year Santos and Petronas announced their 60/40 partnership to develop GLNG.

About Bechtel

Bechtel is a global engineering, construction, and project management company with more than a century of experience on complex projects in challenging locations. Privately owned with headquarters in San Francisco, we have 40 offices around the world and 42,500 employees. Bechtel had revenues of US$27 billion in 2007, and booked new work valued at US$34.1 billion. Bechtel has built 9 LNG trains internationally using the ConocoPhillips Optimized Cascade® Process, including the successful Darwin LNG project. Bechtel has extensive Eastern Australian construction experience including the Yarwun alumina refinery in Gladstone.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

10 December 2008

Santos interest in Brantas PSC

Santos notes media speculation in relation to its 18% interest in the Brantas Production Sharing Contract in Indonesia.

Santos can confirm that discussions are underway with the operator, Lapindo Brantas Inc, regarding a practical and appropriate resolution of Santos' involvement in the PSC as a minority participant with no operating or controlling rights.

These discussions are consistent with Santos' previously stated belief that such a resolution would ultimately be reached amongst the relevant parties.

It is important to note that these discussions are not complete and there can be no certainty of an outcome.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

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TX/RX NO	1175	
DESTINATION TEL #	96157243290	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:
(via facsimile)

Name: **Thomas K. Potter, III, Esq.**

Organization: **Burr & Forman LLP**

Telecopier Number: **(615) 724-3290**

Total Number of Pages, Including Cover Sheet: **2**

Date: **December 3, 2008**

FROM:
Corey A. Jennings

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***   ERROR TX REPORT   ***
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TX FUNCTION WAS NOT COMPLETED

TX/RX NO                    1176
DESTINATION TEL #           161516157243290
DESTINATION ID
ST. TIME                    12/03 18:01
TIME USE                    00'35
PAGES SENT                    0
RESULT                      NG          #0018 BUSY/NO SIGNAL
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:
(via facsimile)

Name: **Thomas K. Potter, III, Esq.**

Organization: **Burr & Forman LLP**

Telecopier Number: **(615) 724-3290**

Total Number of Pages, Including Cover Sheet: **2**

Date: **December 3, 2008**

FROM:
Corey A. Jennings

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	
14 Class of securities to which the offer relates	
15 Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has security holders who will not be sent new issue documents	
19 Closing date for receipt of acceptances or renunciations	
20 Names of any underwriters	
21 Amount of any underwriting fee or commission	
22 Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**4,150**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 4,150 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,228,776	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,366,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,140,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
162,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
37,379	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 24 December 2008
Director

Print name: DAVID JOHN WISSLER KNOX

END